

October 26, 2012

Via E-mail
John W. Roblin, CEO
Cover-All Technologies Inc.
55 Lane Road
Fairfield, NJ 07004

> **Re: Cover-All Technologies Inc.**
> **Registration Statement on Form S-3**
> **Filed October 24, 2012**
> **File No. 333-184563**

Dear Mr. Roblin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Security Holders, page 10

1.   For each of the legal entities listed in the selling shareholder table, please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale. Refer to Regulation S-K Compliance and Disclosure Interpretation No. 140.02. Also, please tell us whether Imperium Commercial Finance Master Fund is an affiliate of a broker-dealer.

Information Incorporated by Reference, page 12

2.   Please revise to correct the filing date of your Form 10-K for the fiscal year ended December 31, 2011, which was filed on April 2, 2012. Also, incorporate by reference the Forms 8-K filed on January 6, 2012, February 24, 2012, March 12, 2012, April 18, 2012, June 12, 2012 and the amended Form 8-K filed on March 19, 2012. Refer to Item 12(a)(2) of Form S-3. Also, we note that you incorporate Forms 8-K filed on June 13,

2012, June 15, 2012 and July 2, 2012. As you do not appear to have filed any Forms 8-K on those dates, please remove reference to those dates from this section or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
        David E. Weiss, Esq.
        Sills Cummis & Gross P.C.